
July 12, 2012

Via E-mail
Mr. Steven M. Sterin
Senior Vice President and Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, Texas 75234

      RE: **Celanese Corporation**
               Form 10-K for the Year Ended December 31, 2011
               Filed February 10, 2012
               File No. 1-32410

Dear Mr. Sterin:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Rufus Decker

                    Rufus Decker
                    Accounting Branch Chief